26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

September 1, 2021

Ta Tanisha Meadows

Doug Jones

Charlie Guidry

Jacqueline Kaufman

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jianzhi Education Technology Group Co Ltd

Response to the Staff’s Comments on

Amendment No. 1 to Registration Statement on Form F-1

Filed July 23, 2021

CIK No. 0001852440

Dear Ms. Meadows, Mr. Jones, Mr. Guidry, Ms. Kaufman:

On behalf of our client, Jianzhi Education Technology Group Co Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 16, 2021 on the Company’s amendment to registration statement on Form F-1 publicly filed on July 23, 2021 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Amendment No. 1 to the Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its further amendment to registration statement on Form F-1 (the “Amendment No. 2 to the Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Amendment No. 2 to the Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the submitted exhibits.

PARTNERS:  Pierre-Luc Arsenault[3] | Manas Chandrashekar[5] | Lai Yi Chau | Maurice Conway[5] | Justin M. Dolling[5] | David Patrick Eich[1,4,5] | Chui Hao Farn[3] | Liu Gan[2] | David G. Harrington[7] | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs[5] | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Amy Y.M. Ngan[7] | Nicholas A. Norris[5] | Paul S. Quinn | Fergus A. Saurin[5] | Richard C.C. Sharpe | Jesse D. Sheley# | Li Chien Wong | Jacqueline B.N. Zheng[3,5]

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal[5] | Joseph R. Casey[9] | Michelle Cheh[6] | Daniel Dusek[3] | Paul Guan[3] | James A. Hill[5] | Ju Huang[3] | Cori A. Lable[2] | Wei Yang Lim[5] | Daniel A. Margulies[5] | Bo Peng[8] | Wenchen Tang[3] | Liyong Xing[3] | David Zhang[3]

ADMITTED IN:  [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Wisconsin (U.S.A.); [5] England and Wales; [6] Victoria (Australia); [7] New South Wales (Australia); [8] State of Georgia (U.S.A.); [9] State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Shanghai Washington, D.C.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission September 1, 2021 Page 2

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amendment No. 2 to the Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Form F-1

Prospectus Cover Page, page i

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Amendment No. 2 to the Registration Statement.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 6 and 8 of the Amendment No. 2 to the Registration Statement.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission September 1, 2021 Page 3

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Amendment No. 2 to the Registration Statement.

Prospectus Summary, page 1

4.	In this section, disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide earlier in the summary the diagram of the company’s corporate structure that includes the equity ownership interests for each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 8 of the Amendment No. 2 to the Registration Statement.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission September 1, 2021 Page 4

5.	In this section, disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC, or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 129 and 130 of the Amendment No. 2 to the Registration Statement.

6.	In this section, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10, 11, 75, 76 and 77 of the Amendment No. 2 to the Registration Statement.

7.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. In this section, please provide in tabular form a condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 19 and 20 of the Amendment No. 2 to the Registration Statement.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission September 1, 2021 Page 5

Our Challenges, page 5

8.	In this summary of risk factors, expand the disclosure regarding the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amendment No. 2 to the Registration Statement.

Risk Factors, page 16

9.	We note the recent issuance of the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion appears to contain various requirements and restrictions related to after school tutoring services, including registration as non-profit, prohibition on foreign ownership, prohibition for listed companies on raising capital to invest in businesses that teach academic subjects in compulsory education, limitations as to when tutoring services on academic subjects may be provided and new fee standards. Disclose the applicability of this Opinion to you and your business and how and when you expect to comply.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 44 of the Amendment No. 2 to the Registration Statement.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission September 1, 2021 Page 6

Risks Related to Our Corporate Structure

The PRC government may find that the Contractual Arrangements do not comply with applicable PRC laws and regulations…, page 34

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42, 43, 44 and 45 of the Amendment No. 2 to the Registration Statement.

11.	In this risk factor you indicate that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, the PRC government could take actions that “could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations.” Revise this risk factor to acknowledge that your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 38, 39, 42, 43, 44, 45, 48 and 49 of the Amendment No. 2 to the Registration Statement.

***

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission September 1, 2021 Page 7

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Peixuan Wang, Chairman of the Board

Yong Hu, Director and Chief Executive Officer

Xiaolei Ni, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Meng Ding, Esq., Partner, Sidley Austin LLP